UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to

Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September 2016

INTEROIL CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Yukon, Canada	001-32179
(State or Other Jurisdiction of Incorporation or organization)	(Commission File Number)

163 Pengang Road #06-02 Winsland House II Singapore	238463
(Address of Principal Executive Offices)	(Zip code)

+65 6507-0222

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.:

Form 20-F ☐ Form 40-F ☒

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

☐	Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INTEROIL CORPORATION
FORM 6-K FOR THE MONTH OF SEPTEMBER 2016

Exhibit Index

Exhibit No.	Description

99.1	Leading Proxy Advisory Firm Recommends InterOil Shareholders Vote "FOR" the Proposed ExxonMobil Transaction

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEROIL CORPORATION

Date: September 1, 2016	By:	/s/ Michael Hession
		Name:	Michael Hession
		Title:	Chief Executive Officer

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